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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number 000-23353

(Check One):

[X] Form 10-K       [ ] Form 11-K       [ ] Form 20-F       [ ] Form 10-Q

[ ] Form N-SAR

For Period Ended:  July 1, 2000
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant  Denali Incorporated
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    Former name if applicable  N/A
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    Address of principal executive office (street and number)

                              1360 Post Oak Blvd., Suite 2250
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    City, state and zip code  Houston, Texas 77056
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] |       filed on or before the 15th calendar day following the prescribed
    |       due date; or the subject quarterly report or transition report on
    |       Form 10-Q, or portion thereof will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

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                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      As disclosed in the Form 10-Q for Denali Incorporated (the "Company") for the quarter ended April 1, 2000, the Company is engaged in negotiations with a private equity fund whereby the fund proposes to invest in excess of $20 million in the Company. Due to the Company's recent operating losses and significantly decreased cash flow from operations, the Company's liquidity has reached extremely low levels. Management believes that the investment by the private equity fund, if completed, will resolve the Company's liquidity problems. Since the Company's corporate staff has devoted substantially all of its resources to the proposed financing, the Company has not been able to complete the Form 10-K for the 2000 fiscal year on a timely basis.


                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

     R. Kevin Andrews                              (713) 627-0933
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SEE ATTACHMENT "A"

                              Denali Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    September 29, 2000               By  /s/ R. Kevin Andrews
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                                            R. Kevin Andrews,
                                            Chief Financial Officer

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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                                ATTACHMENT "A"


The Company anticipates that there will be a significant change in results of operations from its fiscal year ended July 3, 1999 reflected by the earnings statements to be included in the Form 10-K for the fiscal year ended July 1, 2000. The Company anticipates that net income of $4.1 million for the fiscal year ended July 3, 1999 will decrease to a net loss of approximately $9 million for the fiscal year ended July 1, 2000. The anticipated decrease is primarily the result of (i) a decrease in revenues attributable to the Company's storage tank business due to a decrease in demand associated with the expiration of the EPA mandated deadline for the replacement of underground storage tanks that did not meet EPA requirements, (ii) decreased operating margins in the Company's engineered products business, (iii) an increase in interest expense due to borrowings incurred to finance the acquisition of Welna, N.V., and (iv) restructuring charges attributable to workforce reductions and other costs related to a plant closure. The results of operations of the Company for the fiscal year ended July 1, 2000 have not been finalized and amounts referred to herein are estimates, subject to revision.